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                              March 1, 2021

       Remy Trafelet
       Chief Executive Officer
       Colonnade Acquisition Corp. II
       1400 Centrepark Blvd, Ste 810 West
       Palm Beach , FL 33401

                                                        Re: Colonnade
Acquisition Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253091

       Dear Mr. Trafelet:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed February 12, 2021

       General

   1. We note that the fee table on the facing page indicates that the registration statement is registering the shares
underlying the warrants. We also note that the warrants being offered will become
exercisable 30 days after the completion of your initial business combination. Finally,
we note the disclosure on page 11 that you will file a post-effective amendment to this
registration statement or a new registration statement to cover the common stock underlying
the warrants. Given that the business combination could occur within one year and
therefore the warrants may become exercisable within one year, please revise your
disclosure throughout the prospectus to clarify that the registration statement is
registering the shares underlying the warrants. Refer to Securities Act
                                                        Sections Compliance and
Disclosure Interpretation Question 103.04 for additional
 Remy Trafelet
Colonnade Acquisition Corp. II
March 1, 2021
Page 2
      guidance. Please also revise the legality opinions.
Index to Financial Statements, page F-1

2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.
Exhibits and Financial Statement Schedules
Exhibit 5.1 Opinion of White & Case LLP, page II-2

3. We note that Exhibit 5.1 references each unit consisting of one class A ordinary share and one-half of one redeemable warrant. Please reconcile the fraction of a warrant included in the unit with the disclosure in the prospectus of one-third of one redeemable warrant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameRemy Trafelet
                                                            Division of
Corporation Finance
Comapany NameColonnade Acquisition Corp. II
                                                            Office of Real
Estate & Construction
March 1, 2021 Page 2
cc:       Daniel Nussen
FirstName LastName